UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: March 31, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

China Recycling Energy Corporation
Full Name of Registrant

N/A
Former Name if Applicable

4/F, Tower C, Rong Cheng Yun Gu Building
Address of Principal Executive Office (Street and Number)

Keji 3rd Road, Yanta District, Xi'an, China 710075
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file this Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company's financial statements in time for filing. The Company anticipates filing its Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Adeline Gu	011-86-29	8765-1097
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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China Recycling Energy Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2019	By:	/s/ Adeline Gu
Adeline Gu
	Title:	Chief Financial Officer

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Anticipated Changes

We anticipate that we will report the following significant changes in the results of operations from the same period of the last fiscal year:

INTEREST INCOME ON SALES-TYPE LEASES. Interest income on sales-type leases for the three months ended March 31, 2019 was $174,235, a $1.43 million decrease from $1.61 million for the three months ended March 31, 2018. During the three months ended March 31, 2019, interest income was derived from two BMPG systems of Pucheng Phase I and II (15 and 11.9 years, respectively).The decreased interest income was due to suspension of Pucheng systems, and the Company stopped accruing interest income since April 2018, which was impacted by China’s environmental protection policies, the operation was not yet resumed as of today.

NET INCOME (LOSS). NET LOSS. Net loss for the three months ended March 31, 2019 was $1,942,294 compared to $114,237 for the three months ended March 31, 2018, an increase of loss of $1,828,057. This increase in net loss was mainly due to the increase non-operating expenses.

OPERATING EXPENSES. Operating expenses consisted of general and administrative expenses, bad debt expense totaling $1,442,820 for the three months ended March 31, 2019, compared to $1,506,231 for the three months ended March 31, 2018, a decrease of $63,411 or 4%. The decrease was mainly due to decreased payroll expense by $44,460.

NET NON-OPERATING EXPENSES. Net non-operating expenses consisted of non-sales-type lease interest income, interest expenses and miscellaneous expenses. For the three months ended March 31, 2019, net non-operating expense was $3.69 million compared to net non-operating expense of $1.39 million for the three months ended March 31, 2018. For the three months ended March 31, 2019, we had $41,112 interest income but the amount was offset by $1.93 million interest expense on entrusted loan, loss on note conversion of $893,958, and loss on disposal of systems of $1,257,170. For the three months ended March 31, 2018, we had $37,204 interest income but the amounts were offset by a $1.42 million interest expense on loans.

INCOME TAX EXPENSE. Income tax benefit was $2.39 million for the three months ended March 31, 2019, compared with $0.34 million income tax expense for the three months ended March 31, 2018. The consolidated effective income tax rate for the three months ended March 31, 2019 and 2018 were (55.2)% and 253.3%, respectively. The increase in income tax benefit for three months ended March 31, 2019 was due to increased taxable loss.

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